Exhibit 99.6

NICE Announces NEVA for Collection Adherence, Enabling Organizations to
Uphold New Fair Debt Collection Practices Act Requirements

NEVA’s innovative AI models empower a new offering that proactively identifies events with the potential of risk violation in real-time, guides agents and presents them with data conducive to compliance

Hoboken, N.J., January 18, 2022 – NICE (Nasdaq: NICE) today announced the availability of NEVA (NICE Employee Virtual Attendant) for Collection Adherence, a specialized offering to help organizations uphold the communications aspects of the new Fair Debt Collection Practices Act in the United States. Based on NEVA’s unique AI models, the solution recognizes events with potential for behavior that could lead to non-compliance in real-time and proactively intervenes by presenting agents with reminders and scripts or sending supervisor alerts of violation risk. For more information, click here.

The U.S. Consumer Financial Protection Bureau issued a final rule effective from November 30, 2021, to restate and clarify prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt. Focusing on debt collection communications, the rule allows consumers more control over how often and through what means debt collectors can communicate with them regarding their debts. The rule also clarifies how the protections of the Fair Debt Collection Practices Act (FDCPA), which was passed in 1977, apply to newer communication technologies, such as email and text messages.

NEVA for Collection Adherence supports compliance across several scenarios addressed under the new regulation:
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Non-harassment compliance: Residing on the agent desktop, NEVA follows agent activities and interactions. Upon identifying a potential heated exchange or similar event, NEVA proactively reminds agents of the need for compliance with the new regulation and in parallel sends an alert of a potential violation risk. Telephone call logs are also retained automatically, providing evidence of compliance/non-compliance.

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Time-barred debt compliance: NEVA automatically calculates whether the statute of limitations for a particular debt has expired in real-time. If a statute is still in place, NEVA notifies agents of the inability to mention legal action and provides alternative scripts to navigate the conversation to safer areas.

•	Voicemail: NEVA recognizes that a call has reached voicemail, can automatically collect data from it and update various internal systems.

“Aligning regulations to the digital age is of critical importance to the continued fair treatment of consumers,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “We’re pleased to be among the first to bring innovative robotic automation to support organizations in adhering to the new regulation.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.